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                                      LOGO
                                                                    May 18, 1998

Dear Stockholder:

     We are pleased to inform you that on May 11, 1998, Micronics Computers, Inc. (the "Company") entered into an Agreement and Plan of Merger (the "Merger Agreement") with Diamond Multimedia Systems, Inc. ("Diamond") and its wholly owned subsidiary Boardwalk Acquisition Corporation (the "Purchaser"). Pursuant to the Merger Agreement the Purchaser has commenced a tender offer (the "Offer") to purchase all of the outstanding shares of the Company's common stock, par value $.01 per share ("Common Stock"), for a cash price of $2.45 per share. The Offer is conditioned upon, among other things, the tender of at least 51% of the Common Stock outstanding on a partially diluted basis. The Merger Agreement provides that following consummation of the Offer, the Purchaser will be merged with and into the Company (the "Merger") and those shares of Common Stock that are not acquired in the Offer will be converted into the right to receive $2.45 per share in cash. The Merger consideration is subject to upward adjustment at Diamond's discretion.

     The Board of Directors has unanimously approved the Merger Agreement, the Offer and the Merger and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company and the holders of the Common Stock, and unanimously recommends that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer. In arriving at its recommendation, the Board of Directors considered the factors described in the accompanying Schedule 14D-9, including the opinion of the Company's financial advisor, Alliant Partners ("Alliant"), to the effect that the consideration to be received by the holders of the Common Stock is fair from a financial point of view. A copy of Alliant's written opinion, which sets forth the assumptions made, procedures followed and matters considered in, and the limitations on, the review by Alliant in rendering its opinion is attached to the Schedule 14D-9 as Appendix I.

     The accompanying Offer to Purchase sets forth all of the terms of the Offer. Additionally, the enclosed Schedule 14D-9 sets forth additional information regarding the Offer and the Merger relevant to making an informed decision. We urge you to read these materials carefully and in their entirety.

                                          Very truly yours,

                                      LOGO
                                          Charles J. Hart
                                          President and Chief Executive Officer